Filed by Nikola Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Romeo Power, Inc.

(Registration Statement on Form S-4 File No. 333-267140)

Nikola Commences Exchange Offer to Acquire Romeo Power

PHOENIX – August 30, 2022 — Nikola Corporation (Nasdaq: NKLA), a global leader in zero-emissions transportation and energy infrastructure solutions, announced today that it commenced yesterday, through a wholly-owned subsidiary, an exchange offer (“the Offer”) to purchase all outstanding shares of common stock of Romeo Power, Inc. (NYSE: RMO). On August 1, 2022, Nikola and Romeo jointly announced they had entered into a definitive agreement for this all-stock transaction.

Under the terms of the agreement, Romeo stockholders will receive 0.1186 of a share of Nikola common stock for each Romeo share, representing an approximate 4.5% pro forma ownership of Nikola. The proposed exchange ratio represents an approximately 34% premium to Romeo’s July 29, 2022 closing share price.

Upon the successful completion of the Offer, a newly formed subsidiary of Nikola will be merged into Romeo, and any remaining shares of Romeo common stock that were not tendered in the exchange offer will be canceled and converted into the right to receive the same consideration as provided for in the exchange offer.

Nikola has filed with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO, which includes a summary of the terms of the Offer. Nikola also has filed with the SEC a registration statement on Form S-4 which contains, among other things, a preliminary prospectus/offer to exchange and provides the terms of the Offer. Additionally, Romeo has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of the Romeo Board of Directors that its stockholders accept the Offer and tender their shares.

The Offer will expire at midnight, Eastern Time, at the end of September 26, 2022, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The transaction is expected to be completed during the fourth quarter of 2022, subject to the tender by Romeo’s stockholders of shares representing a majority of the outstanding Romeo common stock, and customary closing conditions, including regulatory approval.

Alliance Advisors is acting as Information Agent for the Offer and Continental Stock Transfer & Trust Company is acting as Exchange Agent in the Offer. Requests for documents and questions regarding the Offer may be directed to Alliance Advisors by telephone at (855) 643-7453 (Romeo stockholders call toll-free) or (973) 873-7700 (bankers and brokers call collect) or by email at nkla@allianceadvisors.com.

About Nikola Corporation

Nikola Corporation is globally transforming the transportation industry. As a designer and manufacturer of zero-emission battery-electric and hydrogen-electric vehicles, electric vehicle drivetrains, vehicle components, energy storage systems, and hydrogen station infrastructure, Nikola is driven to revolutionize the economic and environmental impact of commerce as we know it today. Founded in 2015, Nikola Corporation is headquartered in Phoenix, Arizona.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. On August 29, 2022, Nikola Corporation (“Nikola”) filed a Registration Statement on Form S-4 (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and other exchange offer documents (collectively, the “Registration Statement”)) with the U.S. Securities and Exchange Commission (the “SEC”) and may file additional amendments thereto, and Nikola and a wholly-owned subsidiary of Nikola filed a Tender Offer Statement on Schedule TO with the SEC and may file additional amendments thereto. In addition, on August 29, 2022, Romeo Power, Inc. (“Romeo”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and may file amendments thereto. Nikola and Romeo may also file other documents with the SEC related to the transaction. This document is not a substitute for the Registration Statement, the Tender Offer Statement, the Solicitation/Recommendation Statement or any other document that Nikola or Romeo may file with the SEC related to the transaction (collectively, the “Exchange Offer Materials”). THE EXCHANGE OFFER MATERIALS CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR COMMON STOCK. The Exchange Offer Materials are available to all Romeo stockholders at no expense to them. The Exchange Offer Materials are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nikola are also available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo are also available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5560 Katella Avenue, Cypress, California 90630. In addition to the Exchange Offer Materials, Nikola and Romeo file annual, quarterly and current reports and other information with the SEC. You may read any reports or other information filed by Nikola and Romeo at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed merger, the anticipated benefits of the transaction, and Nikola’s expectations regarding the closing of the merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited: risks related to the ability of Nikola to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the exchange offer to meet the minimum condition; the ability of Romeo and Nikola to receive the required regulatory approvals for the proposed acquisition of Romeo by Nikola; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; Nikola’s ability to successfully integrate Romeo’s battery pack production into its business; Nikola’s ability to realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed transaction may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of Nikola’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs or known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all. For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Nikola and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and Nikola disclaims any obligation to update any forward-looking statement, except as required by law.

INVESTOR INQUIRIES:

investors@nikolamotor.com

MEDIA INQUIRIES

Nicole Rose

nicole.rose@nikolamotor.com

480-660-6893

Colleen Robar

crobar@robarpr.com

313-207-5960